UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934

Micromet, Inc.
(Name of Issuer)
Common Stock, $0.00004 Par Value
(Title of Class of Securities)
59509C105
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[X]     Rule 13d-1(c)
[ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:   59509C105                                                                     13G                                       Page 2 of 6 Pages

1.	Name of Reporting Person	Index Venture Growth Associates I Limited
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	1,577,230 (including shares issuable upon exercise of warrants)
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	1,577,230 (including shares issuable upon exercise of warrants)
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,577,230 (including shares issuable upon exercise of warrants)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	1.7%
12.	Type of Reporting Person	CO

CUSIP No.:   59509C105                                                                     13G                                       Page 3 of 6 Pages

1.	Name of Reporting Person	Index Venture Associates IV Limited
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	1,517,177 (including shares issuable upon exercise of warrants)
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	1,517,177 (including shares issuable upon exercise of warrants)
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,517,177 (including shares issuable upon exercise of warrants)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	1.7%
12.	Type of Reporting Person	CO

CUSIP No.:   59509C105                                                                     13G                                       Page 4 of 6 Pages

1.	Name of Reporting Person	Yucca Partners L.P. Jersey Branch
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	27,520 (including shares issuable upon exercise of warrants)
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	27,520 (including shares issuable upon exercise of warrants)
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	27,520 (including shares issuable upon exercise of warrants)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	less than 0.1%
12.	Type of Reporting Person	PN

CUSIP No.:   59509C105                                                                     13G                                       Page 5 of 6 Pages

Amendment No. 1 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on October 14, 2008 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated in their entirety as follows:

Item 4.     Ownership.

(a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G.  The ownership percentages are based on 80,999,320 shares of Common Stock outstanding as of November 2, 2010, as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 9, 2010, plus the 9,900,000 shares of Common Stock issued on November 16, 2010, as announced in the Issuer’s press release on November 16, 2010, for an aggregate total of 90,899,320 shares of Common Stock outstanding.

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.:   59509C105                                                                     13G                                       Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2011

INDEX VENTURE GROWTH ASSOCIATES I LIMITED
By:	/s/ Ian Henderson
Name: Ian Henderson Title: Director
INDEX VENTURE ASSOCIATES IV LIMITED
By:	/s/ Jane Pearce
Name: Jane Pearce Title: Director
YUCCA PARTNERS L.P. JERSEY BRANCH
By:	/s/ Richard Charles Germain
Name: Richard Charles Germain Title: Authorized Signatory